UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38397

Farmmi, Inc.

(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On April 7, 2021, Farmmi, Inc., a Cayman Islands corporation (the “Company”), incorporated Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotechnology”), through its wholly-owned subsidiary Hangzhou Suyuan Agriculture Technology Co., Ltd. With the incorporation of Farmmi Biotechnology, the Company plans to develop products related to mushroom powder and mushroom extract.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-254036, No. 254397 and No. 333-228677) and Form S-8 (File No. 333-224463).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: April 9, 2021	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer